Exhibit 99.6

(English Translation)
Cooperation Agreement

Party A: Xi’an Tianxing Bio-Pharmaceutical Co., Ltd.

Party B: Shaanxi Microbial Institute

In order to combine the technology research capabilities of Party B and the management and sales capabilities of Party A, to promote the cooperation between research institutes and business enterprises, and to enhance the technology research capabilities of Party A, Party A and Party B, through friendly negotiations, enter into this agreement regarding the establishment of “Xi’an Veterinary Microorganism Research Center” (Temporary name, herein after as the “Research Center”) as follows:

I.
The Research Center shall be established based on market-oriented principles and mutually beneficial relationship, to encourage Party B to participate in industrial manufacturing-oriented research and to assist in transforming high-tech research into commercially viable products.

II.
The Research Center shall be located at Party A’s place of business. Party A shall provide for all necessary research equipments and materials. The daily operational expenses of the Research Center shall be paid for by Party A.

III.
The research staff of the Research Center shall include technicians from both Party A and Party B. The Director of the Research Center shall be jointly appointed by Party A and Party B. The Director and the Assistant Director shall not be appointed from one party concurrently.

IV.	The scope of the research projects shall include the relevant techniques for veterinary microorganism products. Specific research projects to be undertaken shall be mutually determined by the parties.

V.
If Party A provides all funding to a mutually determined research project, any technology developed therefrom shall be solely owned by Party A. If a project is jointly funded by both parties, the technology developed therefrom shall be owned by each party in proportion to the percentage of funding contributed by such party.

VI.
The operation of the Research Center shall be based on projects. Before each project, a budget plan, a time table and the goal of the project shall be established by the parties through negotiation. After the completion of the project, an inspection or examination will be conducted by the parties.

VII.
If there is any matter not specified in this Agreement, the parties shall attempt to resolve such matter through friendly negotiations. This Agreement shall have four original copies, and each party shall possess two copies. This Agreement shall be effective upon the parties’ execution and seal.

Party A: Xi’an Tianxing Bio-Pharmaceutical Co., Ltd.
Legal Representative: /s/ Weibing Lu
[Seal of Xi’an Tianxing Bio-Pharmaceutical Co., Ltd.]
Date: July 29, 2005

Party B: Shaanxi Microbial Institute
Legal Representative: /s/ Yong Dang
[Seal of Shaanxi Microbial Institute]
Date: July 29, 2005